

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2017

Daniel Swisher
President and Chief Executive Officer
Sunesis Pharmaceuticals, Inc.
395 Oyster Point Boulevard, Suite 400
South San Francisco, CA 94080

Re: Sunesis Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed June 8, 2017
File No. 333-218607

Dear Mr. Swisher:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance